Issuance of New Shares through Third Party Allocation

TOKYO, March 20, 2003 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive network solutions provider, today announced that it will extend the expected issuance date of new shares, which was originally planned to be March 24. The Company expects the issuance date to be within the next few months. Details will be announced upon the resolution of the Company's board of directors."


For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/